(Exhibit 13)


MESSAGE TO SHAREHOLDERS, CUSTOMERS AND FRIENDS:

    By all meaningful measures, 1996 was another successful year for TEHAMA BANK. Record earnings, continued growth, expansion into new markets, and a name change all contributed to the year's achievements and set the stage for even further opportunity ahead. Total assets surpassed the $140,000,000 threshold during December 1996 and ended the year just below at $138,122,246. Net income exceeded $1,939,000, up 4.9% from the previous year. Total equity return as a percentage of average total assets (ROA) was 1.54%, and the total equity return as a percentage of beginning equity capital (ROE) was 14.63%.

    We are very pleased to once again see our results place us in the uppermost quartile of California banks, and earn us the continued distinction of being a "Super-Premier Performing Bank," as measured by performance ratios established by the Findley Group, a well-known and highly respected industry consultant.

    At year-end, several exciting events were taking place that will provide many new challenges and opportunities in 1997 and beyond. Acquisition of two new branches in Glenn County, Orland and Willows, significantly increases the potential for new lending opportunities and customer relationships. Partnership in a newly formed leasing company that focuses on providing funding sources to companies that generate leases on industrial equipment should provide significant non-interest income to the Bank. Additionally, TEHAMA BANK has formulated plans to aggressively pursue opportunities available in the SBA Lending market.

    The many changes occurring in our industry provide both challenges and opportunities for TEHAMA BANK. Developing new products to meet the changing needs of our customers, controlling costs, maintaining our commitment to "POSITIVELY OUTSTANDING SERVICE" and providing value to our shareholders have been and will continue to be our primary goals. We believe your bank is well positioned to meet these objectives.

    The Board of Directors and management thank our customers and shareholders who have been critical to the success of TEHAMA BANK.




BILL ELLISON                                JOHN KOEBERER
President, Chief Executive Officer          Chairman of the Board

                                   TEHAMA BANK


                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                        DECEMBER 31, 1996, 1995 AND 1994

                                       and

                          INDEPENDENT AUDITOR'S REPORT

                          INDEPENDENT AUDITOR'S REPORT



The Board of Directors
   and Stockholders
Tehama Bank

     We have audited the accompanying balance sheet of Tehama Bank (formerly Tehama County Bank) as of December 31, 1996 and 1995, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tehama Bank as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                   Perry-Smith&Co.

                                   Certified Public Accountants

Sacramento, California
January 30, 1997

                                   TEHAMA BANK

                                  BALANCE SHEET

                           DECEMBER 31, 1996 AND 1995


                                                         1996          1995
                                                     ------------- ------------
                     ASSETS

Cash and due from banks                            $    4,388,685  $  6,241,908
Federal funds sold                                      5,000,000    13,800,000
Investment securities (market value of
  $31,760,800 in 1996 and $22,639,650 in 1995)
  (Note 2)                                             31,590,388    22,366,603
Loans, less allowance for loan losses of $896,733
  in 1996 and $809,608 in 1995 (Note 3)                91,687,370    80,582,168
Bank premises and equipment, net (Note 4)               1,200,464     1,137,915
Other real estate                                         470,000       506,000
Accrued interest receivable and other assets            3,785,339     3,191,865
                                                   --------------  ------------

                                                   $  138,122,246  $127,826,459
                                                   --------------  ------------
                                                   --------------  ------------

                LIABILITIES AND
              STOCKHOLDERS' EQUITY

Deposits:
  Non-interest bearing                             $   22,938,555  $ 20,920,696
  Interest bearing (Note 5)                            98,664,151    92,666,031
                                                   --------------  ------------
       Total deposits                                 121,602,706   113,586,727

Accrued interest payable and other liabilities          1,406,364     1,153,869
                                                   --------------  ------------
       Total liabilities                              123,009,070   114,740,596
                                                   --------------  ------------

Commitments (Note 8)

Stockholders' equity (Note 9):
  Preferred stock - no par value; 2,000,000
    shares authorized; none issued
  Common stock - no par value; 4,000,000
    shares authorized; 1,610,940 and 1,450,621
    shares issued and outstanding in 1996 and
    1995, respectively                                 12,225,722    10,117,632
  Retained earnings                                     2,905,644     2,924,523
  Unrealized (loss) gain on available-for-sale
    investment securities, net of taxes (Note 2)          (18,190)       43,708
                                                   --------------  ------------
       Total stockholders' equity                      15,113,176    13,085,863
                                                   --------------  ------------

                                                   $  138,122,246  $127,826,459
                                                   --------------  ------------
                                                   --------------  ------------

                     The accompanying notes are an integral
                       part of these financial statements.

                                   TEHAMA BANK

                               STATEMENT OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                             1996         1995         1994
                                         -----------  -----------  -----------
Interest income:
  Interest and fees on loans             $ 8,144,669  $ 7,775,753  $ 5,709,136
  Interest on Federal funds sold             716,204      724,748      249,897
  Interest on investment securities:
    Taxable                                  876,606      386,425      426,640
    Exempt from Federal income
      taxes                                  536,484      536,955      560,447
                                         -----------  -----------  -----------

        Total interest income             10,273,963    9,423,881    6,946,120

Interest expense on deposits (Note 5)      4,356,668    3,878,670    2,519,458
                                         -----------  -----------  -----------

        Net interest income                5,917,295    5,545,211    4,426,662

Provision for loan losses (Note 3)           570,000      330,000      180,000
                                         -----------  -----------  -----------

        Net interest income after
          provision for loan losses        5,347,295    5,215,211    4,246,662
                                         -----------  -----------  -----------
Non-interest income:
  Service charges                            372,800      319,304      260,715
  Merchant processing fees                 1,229,003    1,185,210    1,147,454
  Loan servicing fees                         72,511       82,100       75,170
  Gain on sale of loans                       23,001       37,479       49,589
  Other income                               162,507      151,043      121,974
                                         -----------  -----------  -----------

        Total non-interest income          1,859,822    1,775,136    1,654,902
                                         -----------  -----------  -----------

Other expenses:
  Salaries and employee benefits
    (Notes 3 and 11)                       2,108,086    2,011,842    1,604,955
  Occupancy                                  498,637      432,628      350,169
  Other (Note 10)                          1,701,933    1,658,198    1,380,002
                                         -----------  -----------  -----------

        Total other expenses               4,308,656    4,102,668    3,335,126
                                         -----------  -----------  -----------
        Income before income taxes         2,898,461    2,887,679    2,566,438

Income taxes (Note 6)                        959,000    1,039,000      890,700
                                         -----------  -----------  -----------

        Net income                       $ 1,939,461  $ 1,848,679  $ 1,675,738
                                         -----------  -----------  -----------
                                         -----------  -----------  -----------

Earnings per share                       $      1.18  $      1.12  $      1.08
                                         -----------  -----------  -----------
                                         -----------  -----------  -----------

Weighted average number of
  shares outstanding                       1,643,968    1,652,584    1,553,455
                                         -----------  -----------  -----------
                                         -----------  -----------  -----------

                     The accompanying notes are an integral
                       part of these financial statements.

                                   TEHAMA BANK

                        STATEMENT OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                              UNREALIZED
                                                                              (LOSS) GAIN
                                                                             ON AVAILABLE-
                                          COMMON STOCK                         FOR-SALE
                                      ----------------------     RETAINED     INVESTMENT
                                      SHARES        AMOUNT       EARNINGS     SECURITIES        TOTAL
                                      -------   ------------   -----------   ------------   ------------
Balance, January 1, 1994              560,136   $  6,631,323   $ 2,230,850                  $  8,862,173

Stock options exercised and
  related tax benefit                  40,639        353,441                                     353,441

10% stock dividend                     56,060      1,121,200    (1,126,954)                       (5,754)

Two-for-one stock split               626,561

Net income                                                       1,675,738                     1,675,738

Unrealized loss on available-
  for-sale investment securities,
  net of taxes                                                               $   (127,582)      (127,582)
                                    ---------   ------------   -----------   ------------   ------------

Balance, December 31, 1994          1,283,396      8,105,964     2,779,634       (127,582)    10,758,016

Stock options exercised and
  related tax benefit                  36,392        310,839                                     310,839

10% stock dividend                    130,833      1,700,829    (1,703,790)                       (2,961)

Net income                                                       1,848,679                     1,848,679

Net change in unrealized (loss)
  gain on available-for-sale
  investment securities, net of
  taxes (Note 2)                                                                  171,290        171,290
                                    ---------   ------------   ------------  ------------   ------------

Balance, December 31, 1995          1,450,621     10,117,632     2,924,523         43,708     13,085,863

Stock options exercised and
  related tax benefit                  15,468        152,601                                     152,601

10% stock dividend                    144,851      1,955,489    (1,958,340)                       (2,851)

Net income                                                       1,939,461                     1,939,461

Net change in unrealized gain
  (loss) on available-for-sale
  investment securities, net of
  taxes (Note 2)                                                                  (61,898)       (61,898)
                                    ---------   ------------   -----------   ------------   ------------

Balance, December 31, 1996          1,610,940   $ 12,225,722   $ 2,905,644   $    (18,190)  $ 15,113,176
                                    ---------   ------------   -----------   ------------   ------------
                                    ---------   ------------   -----------   ------------   ------------



                     The accompanying notes are an integral
                       part of these financial statements.

                                   TEHAMA BANK

                             STATEMENT OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                              1996             1995               1994
                                                         -------------     -------------      -------------
Cash flows from operating activities:
  Net income                                             $   1,939,461     $   1,848,679      $   1,675,738
  Adjustments to reconcile net income
    to net cash provided by operating activities:
      Provision for loan losses                                570,000           330,000            180,000
      Depreciation and amortization                            160,486           141,194             91,234
      Net change in premium and discount on
        investments, net                                           786           (53,175)            24,477
      (Decrease) increase in net deferred loan
        origination fees and costs                             (35,569)          (62,132)           101,359
      (Gain) loss on sale of available-for-sale
        investment securities                                                     (1,847)               200
      Gain from called held-to-maturity investment
        securities                                                                                   (4,111)
      Loss on sale of other real estate                         18,876               443
      Net decrease in loans held for sale                                        262,750            936,140
      Loss (gain) on sale of equipment                           1,441            (1,713)             4,298
      Increase in accrued interest receivable and
        other assets                                          (475,817)         (114,669)          (230,059)
      Increase in accrued interest payable and
        other liabilities                                      252,495           167,460             83,366
      Deferred taxes                                           (73,000)          (94,000)           (77,000)
                                                         -------------     -------------      -------------

        Net cash provided by operating activities            2,359,159         2,422,990          2,785,642
                                                         -------------     -------------      -------------
Cash flows from investing activities:
  Proceeds from sales of available-for-sale invest-
    ment securities                                            271,739           500,000          1,000,000
  Proceeds from called available-for-sale investment
    securities                                               2,500,000
  Proceeds from called held-to-maturity investment
    securities                                                 405,000                              103,000
  Proceeds from matured available-for-sale invest-
    ment securities                                          3,435,000         2,340,000          2,580,000
  Purchases of available-for-sale investment
    securities                                             (13,203,912)       (7,067,800)        (2,750,233)
  Purchases of held-to-maturity investment
    securities                                              (2,792,045)       (1,195,000)          (138,565)
  Principal payments received from available-
    for-sale investment securities                              53,092            44,174             88,823
  Net increase in loans                                    (11,848,173)       (7,618,227)       (15,753,780)
  Purchases of premises and equipment                         (228,726)         (107,088)          (867,933)
  Proceeds from sale of other real estate                      225,664            15,792
  Purchase of life insurance policies                                                              (420,000)
  Proceeds from sale of equipment                                4,250            12,550             19,592
                                                         -------------     -------------      -------------

        Net cash used in investing activities              (21,178,111)      (13,075,599)       (16,139,096)
                                                         -------------     -------------      -------------

                                   (Continued)

                                   TEHAMA BANK

                             STATEMENT OF CASH FLOWS
                                   (Continued)
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                             1996              1995                1994
                                                         -------------     -------------      -------------
Cash flows from financing activities:
  Net increase (decrease) in demand deposits,
    interest-bearing and savings accounts                $      13,747     $   4,823,413      $  (3,014,664)
  Net increase in time deposits                              8,002,232        14,117,510         18,734,785
  Payments for fractional shares                                (2,851)           (2,961)            (5,754)
  Proceeds from exercise of stock options                      152,601           310,839            353,441
                                                         -------------     -------------      -------------
        Net cash provided by financing activities            8,165,729        19,248,801         16,067,808
                                                         -------------     -------------      -------------

        (Decrease) increase in cash and cash
          equivalents                                      (10,653,223)        8,596,192          2,714,354

Cash and cash equivalents at beginning of year              20,041,908        11,445,716          8,731,362
                                                         -------------     -------------      -------------
Cash and cash equivalents at end of year                 $   9,388,685     $  20,041,908      $  11,445,716
                                                         -------------     -------------      -------------
                                                         -------------     -------------      -------------

Supplemental disclosure of cash flow information:

  Cash paid during the year for:

    Interest expense                                     $   4,320,615     $   3,745,841      $   2,418,401
    Income taxes                                         $   1,145,181     $     869,000      $     900,996

Non-cash investing activities:

  Real estate acquired through foreclosure               $     226,000     $     107,235      $     444,794
  Other assets acquired through foreclosure of
    consumer loans                                       $     453,409     $     267,210
  Net change in unrealized loss (gain) on
    available-for-sale investment securities             $     106,555     $     291,323      $    (216,241)



                     The accompanying notes are an integral
                       part of these financial statements.

                                   TEHAMA BANK

                          NOTES TO FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     GENERAL

     Tehama County Bank changed its name to Tehama Bank to reflect the expansion of the Bank's service area to include Tehama, Butte, Shasta and Glenn Counties.

     The accounting and reporting policies of Tehama Bank conform with generally accepted accounting principles and prevailing practices within the banking industry.

     INVESTMENT SECURITIES

     Investments are classified into one of the following categories:

          - Available-for-sale securities reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as a separate component of stockholders' equity.

          - Held-to-maturity securities, which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

     Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value.

     Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. In addition, unrealized losses that are other than temporary are recognized in earnings for all investments.

     LOANS HELD FOR SALE

     Loans held for sale consist of mortgage loans and are carried at the lower of cost or market value. Market value is determined using the specific identification method as of the balance sheet date. Unrealized losses and realized gains or losses are determined on the specific identification method and are reflected in non-interest income or expense. Loans held for sale are included in accrued interest receivable and other assets.

     LOANS

     Loans are stated at principal balances outstanding, except for loans transferred from loans held for sale which are carried at the lower of principal balance or market value at the date of transfer, adjusted for accretion of discounts. Interest is accrued daily based upon outstanding loan balances. However, when, in the opinion of management, loans are considered to be impaired and the future collectibility of interest and principal is in serious doubt, loans are placed on nonaccrual status and the accrual of interest income is suspended. Any interest accrued but unpaid is charged against income. Payments received are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectibility of principal is not in doubt, are applied first to earned but unpaid interest and then to principal.

     An impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical matter, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (including both principal and interest) in accordance with the contractual terms of the loan agreement.

     Loan origination fees, commitment fees, direct loan origination costs and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

     ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is maintained to provide for losses related to impaired loans and other losses that can be expected to occur in the normal course of business. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan portfolio, specifically identified problem loans, potential losses inherent in the portfolio taken as a whole and economic conditions in the Bank's service area. These estimates are particularly susceptible to changes in the economic environment and market conditions. The allowance is established through a provision for loan losses which is charged to expense.

     OTHER REAL ESTATE

     Other real estate includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the Bank's recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property, net of estimated selling costs, is charged against the allowance for loan losses. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value. Subsequent gains or losses on sales or writedowns resulting from permanent impairment are recorded in other income or expense as incurred.
1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     BANK PREMISES AND EQUIPMENT

     Bank premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of related leases, or the life of the asset, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

     INCOME TAXES

     Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities. On the balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

     CASH AND CASH EQUIVALENTS

     For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one day periods.

     EARNINGS PER SHARE

     Earnings per share are calculated using the weighted-average number of shares of common stock and common stock equivalents outstanding during the year and are retroactively adjusted for stock dividends and stock splits for all periods presented. The dilutive effect of stock options outstanding from the application of the treasury stock method has been considered in the computation of common stock equivalents.

     MERCHANT BANK CARD PROCESSING

     The Bank serves as a merchant processor, under contract with a third party, for processing credit card transactions of selected merchants. Processing fees are recorded as non-interest income and are based upon a contractual percentage of valid credit card transactions processed each month. A portion of direct costs of the Bank's merchant card processing personnel is reimbursed by the program's marketing agent. The credit card processing equipment and related software are the assets of the third party and are not reflected on the Bank's financial statements.

     LOANS SERVICED FOR OTHERS

     Loans with unpaid balances of approximately $29,156,000 and $28,795,000 were being serviced for others at December 31, 1996 and 1995, respectively.
1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     NEW FINANCIAL ACCOUNTING STANDARDS

     In June, 1996, the Financial Accounting Standards Board issued SFAS 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. Under the provisions of SFAS 125, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. In addition, this Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. However, the implementation of certain aspects of this Statement was subsequently delayed for one year with the issuance of SFAS 127 in December, 1996. Management does not believe that the adoption of SFAS 125 will have a significant impact on its financial position and results of operations.

     In October, 1995, the Financial Accounting Standards Board issued SFAS 123, ACCOUNTING FOR STOCK-BASED COMPENSATION which is effective for transactions entered into after December 15, 1995. This Statement establishes a fair value based method of accounting for stock-based compensation and encourages, but does not require, companies to record compensation cost. However, if compensation cost is material to the financial statements and not recorded, pro-forma net income and earnings per share must be disclosed as if the fair value method had been applied. The Bank has chosen to continue to account for stock-based compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Bank's stock at the date of grant over the exercise price.
     Compensation cost related to options granted during 1996 and 1995 was determined by management to be immaterial for disclosure purposes.

2.   INVESTMENT SECURITIES

     The amortized cost and estimated market value of investment securities at December 31, 1996 and 1995 consisted of the following:

     AVAILABLE-FOR-SALE:


                                                                1996
                                  -------------------------------------------------------------------
                                                           Gross             Gross         Estimated
                                      Amortized          Unrealized        Unrealized        Market
                                        Cost               Gains             Losses          Value
                                  --------------     -----------------  ---------------  ------------
     U.S. Treasury se-
      curities and obli-
      gations of U.S.
      Government cor-
      porations and
      agencies                     $   19,662,402     $      30,331     $     (69,733)    $  19,623,000
     Obligations of
      states and polit-
      ical subdivisions                 1,428,071             9,456            (1,527)        1,436,000
     Other securities                     366,800                                               366,800
                                   --------------     -------------     -------------     -------------
                                   $   21,457,273     $      39,787     $     (71,260)    $  21,425,800
                                   --------------     -------------     -------------     -------------
                                   --------------     -------------     -------------     -------------


                                                                1995
                                  ---------------------------------------------------------------------
                                                          Gross             Gross           Estimated
                                       Amortized       Unrealized         Unrealized         Market
                                         Cost             Gains             Losses           Value
                                  ---------------     -------------    --------------     -------------
     U.S. Treasury se-
      curities and obli-
      gations of U.S.
      Government cor-
      porations and
      agencies                     $   12,168,820     $      73,937     $     (17,757)    $  12,225,000
     Obligations of
      states and polit-
      ical subdivisions                 2,034,098            19,192              (290)        2,053,000
     Other securities                     302,650                                               302,650
                                   --------------     -------------     -------------     -------------
                                   $     14,505,5     $      93,129     $     (18,047)    $  14,580,650
                                   --------------     -------------     -------------     -------------
                                   --------------     -------------     -------------     -------------

     Net unrealized (losses) gains on available-for-sale investment securities totaling ($31,473) and $75,082 were recorded net of $13,283 and ($31,374)
     in tax benefits (liabilities) as a separate component of stockholders' equity at December 31 1996 and 1995, respectively. Proceeds of $2,771,739 from called available-for-sale investment securities resulted in no gains or losses for the year ended December 31, 1996. Proceeds of $500,000 from the sale of an available-for-sale investment security resulted in a gross realized gain of $1,847 for the year ended December 31, 1995. Proceeds of $1,000,000 from the sale of available-for-sale investment securities resulted in gross realized losses of $200 for the year ended December 31, 1994.

     HELD-TO-MATURITY:

                                                                  1996
                                    ------------------------------------------------------------------
                                                         Gross            Gross           Estimated
                                       Amortized       Unrealized      Unrealized           Market
                                          Cost            Gains           Losses            Value
                                    --------------   -------------    -------------    --------------
     Obligations of states
      and political sub-
      divisions                     $   10,164,588   $     215,408    $     (44,996)    $  10,335,000
                                   --------------     -------------     -------------     -------------
                                   --------------     -------------     -------------     -------------



                                                                1995
                                  ---------------------------------------------------------------------
                                                            Gross            Gross          Estimated
                                      Amortized          Unrealized        Unrealized        Market
                                        Cost               Gains             Losses          Value
                                  ---------------     -------------    --------------     -------------
     Obligations of states
        and political sub-
        divisions                  $    7,785,953     $     282,572     $      (9,525)    $   8,059,000
                                   --------------     -------------     -------------     -------------
                                   --------------     -------------     -------------     -------------




     There were no sales or transfers of held-to-maturity investment securities during the years ended December 31, 1996, 1995 or 1994.

     The amortized cost and estimated market value of investment securities at December 31, 1996 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                             Available-for-Sale          Held-to-Maturity
                         --------------------------- --------------------------
                                        Estimated                    Estimated
                           Amortized     Market         Amortized      Market
                             Cost         Value           Cost          Value
                         ------------- ------------- ------------- ------------

     Within one year     $  1,096,385  $  1,100,000  $     81,643  $     82,000
     After one year
      through five years   19,936,168    19,897,000     1,999,177     2,046,000
     After five years
      through ten years                                 6,551,005     6,674,000
     After ten years           59,920        64,000     1,532,763     1,533,000
                         ------------- ------------- ------------- ------------

       Subtotal            21,092,473    21,061,000    10,164,588    10,335,000

     Federal Reserve
      Bank stock              364,800       364,800
                         ------------- ------------- ------------- ------------

                         $ 21,457,273  $ 21,425,800  $ 10,164,588  $ 10,335,000
                         ------------- ------------- ------------- ------------
                         ------------- ------------- ------------- ------------


     Investment securities with amortized costs of approximately $2,201,000 and $976,000 and estimated market values of $2,199,000 and $1,000,000 were pledged to secure deposits at December 31, 1996 and 1995, respectively.

3.   LOANS

     Outstanding loans are summarized as follows:

                                                       December 31,
                                          -------------------------------------

                                                  1996               1995
                                          ------------------  -----------------

     Commercial                           $    10,534,854     $     10,594,510
     Commercial real estate                     8,959,255           10,034,620
     Real estate construction                   5,824,170            5,601,805
     Real estate mortgage                      31,456,377           26,623,732
     Installment                               36,916,096           29,162,986
                                          ------------------  -----------------

                                               93,690,752           82,017,653

     Unearned discount - installment           (1,110,267)            (593,926)
     Deferred loan costs and fees, net              3,618              (31,951)
     Allowance for loan losses                   (896,733)            (809,608)
                                          ------------------  -----------------

                                          $    91,687,370     $     80,582,168
                                          ------------------  -----------------
                                          ------------------  -----------------

     Changes in the allowance for loan losses were as follows:

                                              Year Ended December 31,
                                       ----------------------------------------

                                          1996           1995          1994
                                       ------------  ------------  ------------


     Balance, beginning of year        $   809,608   $   720,557   $   671,037
     Provision charged to operations       570,000       330,000       180,000
     Losses charged to allowance          (537,585)     (250,067)     (137,284)
     Recoveries                             54,710         9,118         6,804
                                       ------------  ------------  ------------

     Balance, end of year              $   896,733   $   809,608   $   720,557
                                       ------------  ------------  ------------
                                       ------------  ------------  ------------

     At December 31, 1996 and 1995, nonaccrual loans totaled $123,000 and $136,000, respectively. Interest foregone on nonaccrual loans totaled approximately $4,200, $3,600 and $4,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The Bank had no impaired loans during the years ended December 31, 1996 and 1995.

     Salaries and employee benefits totaling $165,000, $71,000 and $185,000, have been deferred as loan origination costs for the years ended December 31, 1996, 1995 and 1994, respectively.

4.   BANK PREMISES AND EQUIPMENT

     Bank premises and equipment consisted of the following:


                                                       December 31,
                                       ----------------------------------------

                                               1996                 1995
                                       ------------------   -------------------

     Bank premises                     $        661,126     $          647,490
     Furniture, fixtures and equipment        1,049,774                862,775
     Leasehold improvements                     127,335                124,300
                                       ------------------   -------------------

                                              1,838,235              1,634,565

       Less accumulated depreciation
        and amortization                       (637,771)              (496,650)
                                       ------------------   -------------------

                                       $      1,200,464     $        1,137,915
                                       ------------------   -------------------
                                       ------------------   -------------------


     Depreciation and amortization included in occupancy expense totaled $160,486, $141,194 and $91,234 for the years ended December 31, 1996, 1995 and 1994, respectively.

5.   INTEREST-BEARING DEPOSITS

     Interest-bearing deposits consisted of the following:


                                                      December 31,
                                       ----------------------------------------

                                                1996                1995
                                       ------------------   -------------------
     Savings                           $     10,046,368     $        9,589,150
     Money market                            24,575,331             25,953,409
     NOW accounts                             7,855,017              8,938,269
     Time, $100,000 or more                  10,498,752             10,205,435
     Other time                              45,688,683             37,979,768
                                       ------------------   -------------------

                                       $     98,664,151     $       92,666,031
                                       ------------------   -------------------
                                       ------------------   -------------------

     Interest expense recognized on interest-bearing deposits consisted of the following:

                                     Year Ended December 31,
                               ---------------------------------
                                  1996        1995       1994
                               ----------  ---------- ----------

     Savings                   $  299,085  $  302,566 $  291,824
     Money market               1,047,823     958,019  1,170,839
     NOW accounts                 149,802     143,162    139,099
     Time, $100,000 or more       562,084     468,839    194,261
     Other time                 2,297,874   2,006,084    723,435
                               ----------  ---------- ----------
                               $4,356,668  $3,878,670 $2,519,458
                               ----------  ---------- ----------
                               ----------  ---------- ----------

6.   INCOME TAXES

     The provision for income taxes for the years ended December 31, 1996, 1995 and 1994 consisted of the following:

                                 Federal      State      Total
                                 -------      -----      -----
     1996
     ----

     Current                   $  708,000  $  324,000 $1,032,000
     Deferred                     (63,000)    (10,000)   (73,000)
                               ----------  ---------- ----------
        Income tax expense     $  645,000  $  314,000 $  959,000
                               ----------  ---------- ----------
                               ----------  ---------- ----------

     1995
     ----

     Current                   $  799,000  $  334,000 $1,133,000
     Deferred                     (71,000)    (23,000)   (94,000)
                               ----------  ---------- ----------
        Income tax expense     $  728,000  $  311,000 $1,039,000
                               ----------  ---------- ----------
                               ----------  ---------- ----------

     1994
     ----

     Current                   $  642,500  $  325,200 $  967,700
     Deferred                     (52,000)    (25,000)   (77,000)
                               ----------  ---------- ----------
        Income tax expense     $  590,500  $  300,200 $  890,700
                               ----------  ---------- ----------
                               ----------  ---------- ----------

     Deferred tax assets (liabilities) are comprised of the following at December 31, 1996 and 1995:

                                                       1996       1995
                                                    ----------  ----------

     Deferred tax assets:
      Allowance for loan losses                     $  322,000  $  302,000
      Salary continuation expense                      203,000     140,000
      Future benefit of state tax deduction            111,000     108,000
      Unrealized loss on available-for-sale
       investment securities                            13,000
      Other                                             20,000      26,000
                                                    ----------  ----------
        Total deferred tax assets                      669,000     576,000
                                                    ----------  ----------
     Deferred tax liabilities:
      Bank premises and equipment                      (52,000)    (48,000)
      Future liability of state deferred tax asset     (39,000)    (36,000)
      Unrealized gain on available-for-sale
       investment securities                                       (31,000)
                                                    ----------  ----------
        Total deferred tax liabilities                 (91,000)   (115,000)
                                                    ----------  ----------
        Net deferred tax assets                     $  578,000  $  461,000
                                                    ----------  ----------
                                                    ----------  ----------

     The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rates to operating income before income taxes. The tax effects for these differences are as follows:

                                            1996                  1995                 1994
                                 ----------------------    ------------------     ----------------
                                    Amount        Rate%      Amount     Rate%      Amount    Rate%
                                 ------------     -----    ----------   -----     --------   -----
     Federal income tax
      expense, at
      statutory rate             $    985,477      34.0    $  981,811    34.0     $872,588    34.0
     State franchise tax,
      net of Federal tax
      effect                          204,056       7.0       196,173     6.8      195,049     7.6
     Interest on obligations
      of states and political
      subdivisions                   (188,585)     (6.5)     (180,714)   (6.3)    (201,995)   (7.9)
     Other                            (41,948)     (1.4)       41,730     1.5       25,058     1.0
                                 ------------     -----   -----------   -----     --------   -----
       Total income
        tax expense              $    959,000      33.1   $ 1,039,000    36.0     $890,700    34.7
                                 ------------     -----   -----------   -----     --------   -----
                                 ------------     -----   -----------   -----     --------   -----


7.   SHORT-TERM BORROWING ARRANGEMENTS

     The Bank has a $1,500,000 unsecured borrowing arrangement with one of its correspondent banks and a Federal funds line of credit available up to an aggregate of the fair market value of pledged securities. Securities pledged had amortized costs totaling $989,295 and estimated market values totaling approximately $999,000 at December 31, 1996. There were no borrowings outstanding under these arrangements at December 31, 1996 and 1995.

8.   COMMITMENTS

     LEASES

     The Bank's minimum commitments under operating leases for premises and equipment as of December 31, 1996 are as follows:

               Year Ending
              December 31,
            ---------------

                  1997                       $   57,720
                  1998                           57,720
                  1999                           57,720
                  2000                           57,720
                  2001                           57,720
               Thereafter                       148,160
                                             ----------
                                             $  436,760
                                             ----------
                                             ----------

     Rent expense for premises and equipment included in occupancy expense totaled approximately $63,000, $58,000 and $60,100 for the years ended December 31, 1996, 1995 and 1994, respectively.

     FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

     The Bank's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit is represented by the contractual amount of those instruments. Management uses the same credit policies in making commitments as it does for loans included on the balance sheet.

     The following financial instruments represent off-balance-sheet credit risk:

                                               December 31,
                                          ------------------------

                                              1996         1995
                                          -----------   ----------

     Commitments to extend credit         $ 9,763,000   $8,522,000
     Letters of credit                    $   109,000   $  466,000

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include real estate, accounts receivable and personal property.

     Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

     At December 31, 1996, commercial loan commitments represent approximately 51% of total commitments and are generally unsecured. Real estate loan commitments represent 42% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 80%. Unsecured credit cards and consumer lines of credit represent the remaining 7% of total commitments.

     The Bank is a party to additional financial instruments entered into in the normal course of business. These financial instruments include commitments to sell loans. Commitments to sell loans are agreements to sell to another party loans originated by the Bank. The Bank only sells loans to third parties without recourse. The Bank is not exposed to credit loss if the borrower fails to perform according to the promissory note as long as the Bank has fulfilled its obligations as stated in the sales commitment. The Bank retains servicing of these loans.

     SIGNIFICANT CONCENTRATION OF CREDIT RISK

     The Bank grants real estate mortgage, real estate construction, commercial and consumer loans to customers throughout Tehama, Butte and Shasta counties.

     Although the Bank has a diversified loan portfolio, a substantial portion of its portfolio is secured by commercial and residential real estate. Additionally, automobiles, trucks and recreational vehicles secure a substantial portion of the Bank's installment loans. However, personal and business income represent the primary source of repayment for a majority of these loans.

     MERCHANT BANK CARD PROCESSING

     The Bank has a merchant transaction servicing agreement for the processing of credit card transactions with First Data Resources, Inc. ("FDRI"). The Bank is contingently liable for undetected fraud on third-party credit card transactions processed under its agreement with FDRI. However, the Bank is reimbursed on a monthly basis by the marketing agent of the program, CardService International, Inc. ("CSI"), for losses incurred. The Bank has not incurred any losses to date for transactions processed under this program.

     DATA PROCESSING

     The Bank has also entered into a data processing service agreement with Bank Processing, Inc. Under this agreement, the Bank's minimum payments are as follows:

               Year Ending
              December 31,
            ---------------

                  1997                       $  152,904
                  1998                          152,904
                  1999                          152,904
                  2000                           89,194
                                             ----------
                                             $  547,906
                                             ----------
                                             ----------

9.   STOCKHOLDERS' EQUITY

     DIVIDENDS

     Upon declaration by the Board of Directors, all stockholders of record will be entitled to receive dividends. The California Financial Code restricts the total cash dividend payment of any bank at any time to the lessor of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to stockholders during the same three-year period. At December 31, 1996, retained earnings of $674,794 were free of such restrictions.

9.   STOCKHOLDERS' EQUITY     (Continued)

     STOCK OPTIONS

     In 1994, the Bank established a Stock Option Plan for which 439,544 shares of no par value common stock are reserved for issuance to employees and directors under incentive and non-statutory agreements. The plan requires that the option price may not be less than the fair market value of the stock at the date the option is granted, and that the stock must be paid in full at the time the option is exercised. Options granted vest at 20 percent each year. The options under this plan expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. The Bank's 1984 Stock Option Plan expired during 1995. As of December 31, 1995, all options related to the 1984 plan had been exercised or expired. The activity within these plans are combined and summarized as follows:

                                      1996                    1995                1994
                                -------------------     ------------------   -----------------

                                           Weighted               Weighted             Weighted
                                           Average                Average              Average
                                           Exercise               Exercise             Exercise
                                 Shares      Price      Shares      Price     Shares     Price
                                --------  ----------   --------  ----------  --------  ---------
     Options outstanding,
      beginning of year          172,100   $    8.75   196,012     $  8.90    34,004   $    3.68

      Options granted             25,500   $   11.97                          86,500   $   10.60
      Options resulting from
       two-for-one stock split                                               113,143   $    8.97
      Options resulting from
       10% stock dividend         19,150   $    9.13    16,480     $  9.63     3,094   $    3.68
      Options exercised          (15,468)  $    8.68   (36,392)    $  5.68   (40,729)  $    3.68
      Options cancelled           (5,456)  $    8.91    (4,000)    $  9.83
                                --------              --------               -------
     Options outstanding,
      end of year                195,826   $   9.211    72,100     $  9.63   196,012   $    9.79
                                --------              --------               -------
                                --------              --------               -------
     Options exercisable,
      end of year                 97,549   $   8.94     68,840     $  9.63    57,612   $    7.83
                                --------              --------               -------
                                --------              --------               -------

                                                   Outstanding Options
                                     ------------------------------------------------
                                      Number of         Weighted          Number of
                                       Options           Average           Options
                                     Outstanding        Remaining        Exercisable
                                     December 31,      Contractual       December 31,
     Range of Exercise Prices           1996              Life               1996
     ------------------------        ------------      -----------       ------------
     $     8.68                           115,278          2 years             63,313
     $     8.94                            52,998          3 years             28,726
     $    10.75                             5,000          5 years              1,000
     $    12.27                            22,550          4 years              4,510
                                     ------------                        ------------
                                          195,826                              97,549
                                     ------------                        ------------
                                     ------------                        ------------


     REGULATORY CAPITAL

     The Bank is subject to certain regulatory capital requirements administered by the Federal Reserve Board and the Federal Deposit Insurance Corporation (FDIC). Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Each of these components is defined in the regulations. Management believes that the Bank meets all its capital adequacy requirements as of December 31, 1996.

     In addition, the most recent notification from the FDIC as of December 31, 1996 categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since that notification that management believes have changed the Bank's category.


                                               1996                    1995                   1994
                                     ---------------------   ---------------------  ----------------------

                                        Amount      Ratio       Amount      Ratio      Amount       Ratio
                                     ------------  -------  ------------   -------  ------------  -------
     Leverage Ratio
     --------------

     Tehama Bank                     $ 15,131,400    11.5%   $ 13,042,200    10.2%    $ 10,885,600    10.2%

     Minimum requirement for "Well-
      Capitalized" institution       $  6,582,600     5.0%   $  6,391,400     5.0%    $  5,322,000     5.0%
     Minimum regulatory requirement  $  5,266,100     4.0%   $  5,113,100     4.0%    $  4,257,600     4.0%

     TIER I RISK-BASED CAPITAL RATIO
     -------------------------------

     Tehama Bank                     $ 15,131,400    16.8%   $ 13,042,200    15.5%    $ 10,885,600    15.3%

     Minimum requirement for "Well-
      Capitalized" institution       $  5,420,400     6.0%   $  5,054,100     6.0%    $  4,280,900     6.0%
     Minimum regulatory requirement  $  3,613,600     4.0%   $  3,369,400     4.0%    $  2,853,900     4.0%

     TOTAL RISK-BASED CAPITAL RATIO
     ------------------------------

     Tehama Bank                     $ 16,028,100    17.7%   $ 13,851,800    16.4%    $ 11,606,200    16.3%

     Minimum requirement for "Well-
      Capitalized" institution       $  9,034,000    10.0%   $  8,423,500    10.0%    $  7,134,800    10.0%
     Minimum regulatory requirement  $  7,227,200     8.0%   $  6,738,800     8.0%    $  5,707,900     8.0%


10.  OTHER EXPENSES

     Other expenses consisted of the following:

                                            Year Ended December 31,
                                     ---------------------------------

                                           1996        1995       1994
                                     -----------  ----------  ----------

     Data processing fees            $   173,665  $  155,555  $  130,613
     Professional services               237,491     159,809     116,392
     Regulatory assessments               19,494     122,176     195,468
     Directors fees                      151,350     151,983     107,150
     Stationery and supplies             123,073     119,802     114,796
     Advertising                         151,705     111,743     107,576
     Officer salary continuation
      expense (Note 11)                  144,227     127,098     115,764
     Other                               700,928     710,032     492,243
                                     -----------  ----------  ----------

                                     $ 1,701,933  $1,658,198  $1,380,002
                                     -----------  ----------  ----------
                                     -----------  ----------  ----------
11.  EMPLOYEE BENEFIT PLANS

     EMPLOYEE STOCK OWNERSHIP PLAN

     In 1987, the Bank adopted an employee stock ownership plan. This plan is designed to invest primarily in securities of the Bank, purchased on the open market. The Bank's contributions to the plan are at the sole discretion of the Board of Directors. Contributions are limited on a participant-by-participant basis to the lesser of $30,000 or 25% of the participant's compensation for the plan year. Employee contributions are not permitted. The Bank made contributions of $38,789, $41,328 and $37,437 for the years ended December 31, 1996, 1995 and 1994, respectively.

     PROFIT SHARING PLAN

     Effective September 1, 1992, the Bank adopted the Tehama Bank 401(k) Profit Sharing Plan. The plan is available to all employees of the Bank. The Bank's contribution to the plan is discretionary and is allocated at 25 percent of each participant's annual contribution. Aggregate contributions to the profit sharing plan totaled $24,324, $15,517 and $11,783 for the years ended December 31, 1996, 1995 and 1994, respectively.

     SALARY CONTINUATION PLANS

     The Bank has salary continuation plans for key executives. Under these plans, the Bank is obligated to provide the executives, or their designated beneficiaries, with annual benefits for fifteen years after retirement or death. These benefits are substantially equivalent to those available under insurance policies purchased by the Bank on the lives of the executives. In addition, the estimated present value of these future benefits are accrued over the period from the effective date of the plans until each of the executive's expected retirement dates. The expense recognized under these plans for the years ended December 31, 1996, 1995 and 1994 totaled $144,227, $127,098 and
     $115,764, respectively.

     Under these plans, the Bank invested in single premium life insurance policies with cash surrender values totaling $1,413,986 and $1,372,326 at December 31, 1996 and 1995, respectively. In the financial statements, the cash surrender value of life insurance policies is included in accrued interest receivable and other assets.

12.  RELATED PARTY TRANSACTIONS

     During the normal course of business, the Bank enters into transactions with related parties, including directors and affiliates. These transactions are on substantially the same terms and conditions as those prevailing for comparable transactions with unrelated parties and include borrowings from the Bank and the purchase of casualty insurance and advertising through Directors.

     The following is a summary of the aggregate lending activity involving related party borrowers for the year ended December 31, 1996:

     Balance, beginning of year                            $    3,000,000

      Disbursements                                             1,700,000
      Amounts repaid                                           (1,500,000)
                                                           --------------

     Balance, end of year                                  $    3,200,000
                                                           --------------
                                                           --------------

     Undisbursed commitments to related parties,
      December 31, 1996                                    $      450,000
                                                           --------------
                                                           --------------

13.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Disclosures include estimated fair values for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Bank's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

     Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

     The following methods and assumptions were used by management to estimate the fair value of its financial instruments at December 31, 1996 and 1995:

     CASH AND CASH EQUIVALENTS: For cash and cash equivalents, the carrying amount is estimated to be fair value.

     INVESTMENT SECURITIES: For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

     LOANS: For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. Fair values of loans held for sale are estimated using quoted market prices for similar loans. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for loans with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

     LIFE INSURANCE POLICIES: The fair values of life insurance policies are based on current cash surrender values at each reporting date as provided by the insurers.

     DEPOSITS: The fair values for demand deposits are, by definition, equal to the amount payable on demand at each reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analyses using interest rates being offered at each reporting date by the Bank for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

     TREASURY TAX AND LOAN AGREEMENT: For the Treasury Tax and Loan Agreement, the carrying amount is estimate to be fair value.

     COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit are primarily for adjustable rate loans. For these commitments, there are no differences between the committed amounts and fair values. Commitments to fund fixed rate loans are at rates which approximate fair value at each reporting date. The fair values of letters of credit are estimated using the fees currently charged to enter into similar agreements. These fees approximate fair value.

                                           December 31, 1996                 December 31, 1995
                                      ---------------------------        ------------------------
                                         Carrying           Fair           Carrying          Fair
                                          Amount            Value           Amount           Value
                                      -------------     -------------    -------------    -------------

     Financial assets:
      Cash and due from banks         $   4,388,685     $   4,388,685    $   6,241,908    $   6,241,908
      Federal funds sold                  5,000,000         5,000,000       13,800,000       13,800,000
      Investment securities              31,590,388        31,760,800       22,366,603       22,639,650
      Loans                              91,687,370        92,823,000       80,582,168       81,996,000
      Accrued interest receivable           955,833           955,833        1,052,677        1,052,677
      Cash surrender value of life
       insurance policies                 1,413,986         1,413,986        1,372,326        1,372,326
                                      -------------     -------------    -------------    -------------
                                      $ 135,036,262     $ 136,342,304    $ 125,415,682    $ 127,102,561
                                      -------------     -------------    -------------    -------------
                                      -------------     -------------    -------------    -------------

     Financial liabilities:
      Deposits                        $ 121,602,706     $ 121,735,000    $ 113,586,727    $ 113,788,524
      Accrued interest payable              354,585           354,585          318,532          318,532
      Treasury tax and loan
       agreement                            383,443           383,443           40,000           40,000
                                      -------------     -------------    -------------    -------------
                                      $ 122,340,734     $ 122,473,028    $ 113,945,259    $ 114,147,056
                                      -------------     -------------    -------------    -------------
                                      -------------     -------------    -------------    -------------

     Off-balance-sheet financial
      instruments:
      Commitments to extend credit    $   9,763,000     $   9,763,000    $   8,522,000    $   8,522,000
      Standby letters of credit             109,000           109,000          466,000          466,000
                                      -------------     -------------    -------------    -------------
                                      $   9,872,000     $   9,872,000    $   8,988,000    $   8,988,000
                                      -------------     -------------    -------------    -------------
                                      -------------     -------------    -------------    -------------


14.  SUBSEQUENT EVENTS

     The Bank has entered into an agreement to acquire selected assets and liabilities of two Glenn County branches of a national bank effective February, 1997. At December 31, 1996, a good-faith deposit of $150,000 related to the acquisition is included in accrued interest receivable and other assets.

     On January 2, 1997, the Bank invested $2,000,000 in a Joint Venture to participate in the formation of Bancorp Financial Services, an equipment leasing company. The leasing company is expected to begin operations in February, 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS




INTRODUCTION

     The purpose of this discussion is to focus on information about Tehama Bank's financial condition and results of operations which is not otherwise apparent from the financial statements in this annual report. Reference should be made to those statements and accompanying notes and the selected financial data presented elsewhere in this report for an understanding of the following discussion and analysis.

BUSINESS ORGANIZATION

     In 1996 Tehama County Bank undertook several expansion projects; opening a Loan Production Office in Redding (Shasta County), successfully bidding to purchase two new branches in Orland and Willows (Glenn County), and establishing a partnership with Humboldt Bank to create a new leasing company called Bancorp Financial Services, Inc. Acquisition of the two new branches was approved by the Bank's shareholders and by the California Superintendent of Banks and the entire transaction was completed on February 22, 1997. Expansion of the Bank's business into these neighboring counties also led management to submit to shareholders a proposal, also approved, to change the Bank's name to Tehama Bank. This new name of Tehama Bank keeps the Bank's identity firmly planted in the community that shared in the Bank's initial vision of banking, while recognizing that the Bank now serves regional, as well as local needs.

     The Bank engages in basic consumer and commercial banking, offering a diverse range of traditional banking products and services to individuals, businesses and the professional community. The Bank's main office and administrative staff are located in Red Bluff. The Bank also has branch offices in Los Molinos, Chico and as of February 22, 1997 in Orland and Willows. Additionally, the Bank has a Dealer Loan Center that focuses on financing autos, trucks, recreational vehicles, mobile homes and other related equipment sold by Automobile and Recreational Vehicle Dealers, and a Loan Production Office in Redding that focuses primarily on single family residence construction and permanent financing, as well as commercial real estate loans. The Bank's market area consists primarily of the counties in which the offices noted above are located, their neighboring counties and occasionally beyond for some dealer, agricultural and real estate loans.

OVERVIEW

     For the fiscal year ended December 31, 1996 the Bank produced net income of $1,939,461 representing an increase of $90,782 or 4.9% from 1995 net income of $1,848,679. Total assets were $138,122,246 and total deposits equaled $121,602,706 at December 31, 1996. Common shareholders' equity increased by $2,108,090 to end the year at $12,225,722. In 1995 and 1994 common shareholders' equity increased $2,011,668 and $1,474,641 respectively. During 1996 the Bank paid a 10% stock dividend, continuing a trend of stock dividend payments that began in 1987. On a weighted-average common and common equivalent share basis, earnings per share increased to $1.18 in 1996, up from $1.12 in 1995 and $1.08 in 1994.

BALANCE SHEET AND NET INCOME ANALYSIS

     Total assets of $138,122,246 at December 31, 1996, represent an increase of $10,295,787 or 8.1% from the 1995 year-end figure of $127,826,459. Growth in total assets was most significant in real estate mortgage loans--increasing $4.8 million from the previous year--and installment loans--increasing $7.8 million from the previous year. Total deposits were $121,602,706 at December 31, 1996, representing an increase of $8,015,979 or 7.1% from $113,586,727 at December 31, 1995. Growth in total deposits was most significant in time deposits less than $100,000--increasing $7.7 million from the previous year--and non-interest bearing demand deposits--increasing $2 million from the previous year.

     The primary source of income for the Bank is net interest income, the difference between the interest and fees earned on loans and investments and the interest paid on deposits taken by the Bank to fund these activities. A primary factor affecting the level of net interest income is the Bank's interest rate margin, the difference between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities, as well as the difference between the relative amounts of average interest-earning assets and interest-bearing liabilities.

     The following table presents, for the periods indicated, the Bank's total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and the resultant cost, expressed both in dollars and rates. The table also sets forth the net interest income and the net yield on interest-earning assets for the periods indicated.

      AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND INTEREST YIELDS/RATES



                                                1996                            1995                               1994
--------------------------------- -----------------------------   -------------------------------    -----------------------------
                                   Average    Income /  Yield /    Average      Income /  Yield /    Average     Income /  Yield /
(In thousands)                     Balance    Expense    Rate      Balance      Expense    Rate      Balance     Expense    Rate
--------------------------------- -----------------------------   -------------------------------    -----------------------------
ASSETS:
INTEREST-EARNING ASSETS:
Commercial Loans (1)              $  10,589   $  1,205   11.38%   $  12,282   $   1,361    11.08%    $  9,931   $    968    9.75%
Real Estate Loans (1)                44,012      3,873    8.80%      40,987       3,699     9.02%      38,493      2,925    7.60%
Installment Loans (1)                32,667      3,067    9.39%      28,201       2,716     9.63%      18,640      1,816    9.74%
Federal Funds Sold                   13,636        716    5.25%      12,761         725     5.68%       6,281        250    3.98%
Total Investments (2)                24,110      1,413    5.86%      15,929         923     5.79%      17,849        987    5.53%
--------------------------------- -----------------------------   -------------------------------    -----------------------------
Total Interest-earning Assets       125,014     10,274    8.22%     110,160       9,424     8.55%      91,194      6,946    7.62%
--------------------------------- -----------------------------   -------------------------------    -----------------------------
NON-EARNING ASSETS:
Allowance for loan losses              (933)                           (784)                             (713)
Unearned discount-installment          (827)                           (692)                             (556)
Cash due from banks                   3,786                           3,435                             2,976
Other real estate owned                 485                             538                               228
Premises and equipment, net           1,304                           1,207                               840
Cash surrender value of
  life insurance                      1,389                           1,350                               910
Accrued interest receivable
  and other assets                    1,580                           1,509                             1,322
--------------------------------- ---------                       ---------                          --------
Total Assets                      $ 131,798                       $ 116,723                          $ 96,201
--------------------------------- ---------                       ---------                          --------
--------------------------------- ---------                       ---------                          --------

LIABILITIES AND
STOCKHOLDERS' EQUITY:
INTEREST-BEARING LIABILITIES:
Transaction accounts              $  33,279   $  1,198    3.60%   $  31,366   $   1,101     3.51%    $ 39,634   $  1,310    3.31%
Savings accounts                      9,939        299    3.01%       9,580         303     3.16%       9,007        292    3.24%
Time deposits                        52,205      2,846    5.45%      42,956       2,462     5.73%      19,987        908    4.54%
Federal funds purchased &
  other short-term borrowings           285         14    4.91%         255          13     5.10%         255          9    3.53%
--------------------------------- -----------------------------   -------------------------------    -----------------------------
Total Interest-bearing
  Liabilities                        95,708      4,357    4.55%      84,157       3,879     4.61%      68,883      2,519    3.66%
--------------------------------- -----------------------------   -------------------------------    -----------------------------
NON-INTEREST BEARING LIABILITIES:
Demand deposits                      21,274                          19,683                            17,012
Other liabilities                       896                             904                               593
--------------------------------- ---------                       ---------                          --------
Total Liabilities                   117,878                         104,744                            86,488
--------------------------------- ---------                       ---------                          --------
STOCKHOLDERS' EQUITY:
Common stock                         11,477                           9,448                             7,470
Retained earnings                     2,563                           2,628                             2,276
Unrealized loss on
  investment securities                (120)                            (97)                              (33)
--------------------------------- ---------                       ---------                          --------
Total Stockholders' Equity           13,920                          11,979                             9,713
--------------------------------- ---------                       ---------                          --------
Total Liabilities and
  Stockholders' Equity            $ 131,798                       $ 116,723                          $ 96,201
--------------------------------- ---------                       ---------                          --------
--------------------------------- ---------                       ---------                          --------
--------------------------------- -----------------------------   -------------------------------    -----------------------------
Net interest income                           $  5,917                        $   5,545                         $  4,427
---------------------------------             --------                        ---------                         --------
---------------------------------             --------                        ---------                         --------
Interest income as a
  percentage of average
  interest-earning assets                                 8.22%                             8.55%                           7.62%
Interest expense as a
  percentage of average
  interest-earning assets                                 3.49%                             3.52%                           2.76%
--------------------------------- -----------------------------   -------------------------------    -----------------------------
Net yield on average
  interest-earning assets                                 4.73%                             5.03%                           4.85%
--------------------------------- -----------------------------   -------------------------------    -----------------------------


(1) Loan amounts include nonaccrual loans, but the related interest income has been included only for the period prior to the loan being placed on a nonaccrual basis. Loan interest income includes loan fees of approximately $297,000, $336,000 and $247,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

(2) Applicable nontaxable yields have not been calculated on a taxable-equivalent basis.

     Changes in net interest income can be attributed to changes in the yield on interest-earning assets and to changes in the rate paid on interest-bearing liabilities. It can also be attributed to changes in the volume of interest-earning assets and interest-bearing liabilities. The following table presents, for the periods indicated, a summary of the changes in interest income and interest expense for each major component of interest-earning assets and interest-bearing liabilities. It also shows the portion attributable to changes in average rates versus the portion attributable to changes in average volumes for the periods indicated. Changes in interest income and expense resulting from combined rate and volume changes have been allocated based on the magnitude of the individual volume and rate changes.



(In thousands)                                         1996-1995                     1995-1994
                                             --------------------------    -----------------------------
                                             Volume    Rate      Total      Volume      Rate     Total
                                             --------------------------    -----------------------------
INCREASE (DECREASE) IN INTEREST INCOME:
Loans                                        $  544  $  (175)   $  369     $  1,321    $  746  $  2,067
Investment Securities                           479       11       490         (109)       46       (63)
Federal funds sold                               48      (57)       (9)         336       139       475
                                             -------------------------     ----------------------------
Total                                         1,071     (221)      850        1,548       931     2,479
                                             -------------------------     ----------------------------

INCREASE (DECREASE) IN INTEREST EXPENSE:
Transaction accounts                             68       29        97         (286)       77      (209)
Savings accounts                                 11      (16)       (5)          19        (7)       12
Time deposits                                   510     (126)      384        1,264       290     1,554
Other short term borrowings                       2        -         2            -         4         4
                                             -------------------------     ----------------------------
Total                                           591     (113)      478          997       364     1,361
------------------------------------------   -------------------------     ----------------------------
INCREASE (DECREASE) IN NET INTEREST INCOME   $  480  $  (108)   $  372     $    551    $  567  $  1,118
                                             -------------------------     ----------------------------
                                             -------------------------     ----------------------------


     As disclosed in the foregoing table the Bank's net interest income in 1996 and 1995 increased over the preceding years by $372,000 (6.7%) and $1,118,000 (25.2%), respectively. During these same periods, average interest-earning assets increased, by $14,854,000 (13.5%) and $18,966,000 (20.8%), respectively.

     The increase in interest income from 1995 to 1996 is attributed to growth in volume of average interest-earning assets, while declining rates limited the amount of the total increase. Average total loans increased $5,798,000 in 1996 and, calculated at flat rates from the prior year, contributed $544,000 towards an increase in interest income from the prior year. However, lower overall rates in 1996 resulted in less income from the existing loan portfolio than during the prior year, and a contribution of $175,000 less in interest income over the prior year. During 1996, the loan portfolio therefore, contributed a net $369,000 towards the total increase in interest income.

     An analysis of the investment portfolio shows that increases in average total investments and increases in overall rates on investments, both contributed to the increase in interest income from 1995 to 1996. The volume component of investment income contributed $479,000, while the rate component contributed $11,000 for a total increase attributed to investments of $490,000.

     Average federal funds sold increased $875,000 in 1996, while average interest rates decreased 0.43% in the same period. The growth in average balances, again calculated at flat rates from the prior year, produced a contribution to interest income of $48,000. However, decreases in rates had a greater effect, and contributed a decrease of $57,000. The net change in total interest income from 1995 to 1996 attributed to federal funds sold is a decrease of $9,000.

     The increase in interest expense from 1995 to 1996 is attributable primarily to increases in volume of interest-bearing liabilities in contrast to decreases in overall rates. Transaction accounts were the one exception where rates increased slightly overall and both volume and rate contributed to the increase in total interest expense. The volume component of transaction accounts contributed $68,000 to increased interest expense and the rate component contributed $29,000 to the total increase in expense, for a combined $97,000 change from the prior year.

     Savings accounts and time deposits both increased in volume in 1996, contributing to increases in total interest expense. Both categories also reflect decreased overall rates during the period, thereby contributing less interest expense on existing levels of deposits than in the prior period. The rate component of savings accounts was more significant than the volume growth, resulting in a net decrease of $5,000 towards the change in total interest expense. The volume growth in time deposits and its contribution towards increasing interest expense outweighed the decreases associated with the lower rates, resulting in a net increase of $384,000 towards the change in total interest expense from 1995 to 1996.

     Net interest income increased $372,000 in 1996 over 1995. Increases in volume of interest-earning assets combined with increases in volume of interest-bearing liabilities produced a net increase of $506,000, while combined changes in rates earned on assets and paid on deposits produced a net decrease of $134,000.

INVESTMENT SECURITIES

     Investment securities of $31,590,388 at December 31, 1996 represent an increase of $9,223,785 or 41% from the balance of $22,366,603 at December 31, 1995. Significant growth in investment securities took place in the fourth quarter as management shifted dollars out of overnight federal funds sold and into longer term securities in preparation for the acquisition of the two new branches and approximately $18,000,000 in deposit liabilities during February 1997. As allowed under the Bank's investment policy, approximately seventy-five percent of the increase occurred in investments classified as available-for-sale. The remaining portion of new investments occurred in investments classified as held-to-maturity.

     The provisions of Statement of Financial Accounting Standards (SFAS) 115 require, among other things, that certain investments in debt and equity securities be classified under three categories: securities available-for-sale; securities held-to-maturity; and trading securities. Securities classified as available-for-sale are to be reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of tax; securities classified as held-to-maturity are to be reported at amortized cost; and securities classified as trading securities are to be reported at fair value with unrealized gains and losses included in operations. The Bank does not have any securities classified as trading securities.

     The following table sets forth the estimated market value of securities available-for-sale as of December 31, 1996 and weighted-average yields of such securities:



                                                       AFTER ONE             AFTER FIVE
SECURITIES AVAILABLE-FOR-SALE (1)     WITHIN           BUT WITHIN            BUT WITHIN         AFTER
                                     ONE YEAR          FIVE YEARS             TEN YEARS       TEN YEARS               TOTAL
--------------------------------  --------------   ------------------      --------------   ---------------    ------------------
(In thousands)                     Amount  Yield    Amount      Yield      Amount   Yield   Amount    Yield      Amount     Yield
--------------------------------  --------------   ------------------      --------------   ---------------    ------------------
U.S. Treasuries                   $  500   5.80%                                                               $     500    5.80%
U.S. Government agencies                           $  19,061    6.37%                       $   64   10.23%       19,125    6.38%
Obligations of states and
  political subdivisions             600   4.45%         836    4.18%                                              1,436    4.29%
Other securities  (2)                365   6.00%                                                                     365    6.00%

--------------------------------  --------------   ------------------      --------------    --------------    ------------------
Total                             $1,465   5.30%   $  19,897    6.28%      $   -    0.00%    $  64   10.23%    $  21,426    6.22%
--------------------------------  --------------   ------------------      --------------    --------------    ------------------
                                  --------------   ------------------      --------------    --------------    ------------------


(1) Yields calculated on nontaxable securities have not been adjusted to reflect tax equivalent effects.

(2) Federal Reserve Bank stock that is required to be held and does not have a stated maturity.

     The following table sets forth the amortized cost of securities held-to-maturity as of December 31, 1996 and weighted-average yields of such securities:


                                                       AFTER ONE             AFTER FIVE
SECURITIES HELD-TO-MATURITY (1)       WITHIN           BUT WITHIN            BUT WITHIN         AFTER
                                     ONE YEAR          FIVE YEARS             TEN YEARS       TEN YEARS               TOTAL
--------------------------------  --------------   ------------------     --------------   ---------------    -------------------
(In thousands)                     Amount  Yield    Amount      Yield      Amount   Yield   Amount    Yield      Amount     Yield
--------------------------------  --------------   ------------------     --------------   ---------------    -------------------
Obligations of states and
  political subdivisions             $82   6.52%      $1,999    4.99%     $6,551    5.31%   $1,533    5.35%      $10,165    5.26%

--------------------------------  --------------   ------------------      --------------   ---------------    ------------------
Total                                $82   6.52%      $1,999    4.99%     $6,551    5.31%   $1,533    5.35%      $10,165    5.26%
--------------------------------  --------------   ------------------      --------------   ---------------    ------------------
                                  --------------   ------------------      --------------   ---------------    ------------------




     The following table is a comparison of the amortized cost and approximate fair value of the investment securities portfolio as of December 31, 1996, 1995, and 1994, respectively.



                                              1996                     1995                       1994
---------------------------------     ---------------------   -----------------------   ----------------------
(In thousands)                        Amortized       Fair     Amortized      Fair       Amortized      Fair
                                        Cost         Value        Cost        Value        Cost        Value
---------------------------------     ----------------------  -----------------------   ----------------------
U.S. Treasury Securities and
   obligations of U.S. Government
   corporations and agencies          $  19,662    $  19,623   $  12,169    $  12,225   $   6,711    $   6,503
Obligations of states and
   political subdivisions                11,593       11,771       9,820       10,112       9,907        9,738
---------------------------------     ----------------------   ----------------------   ----------------------
Other securities                            367          367         303          303         240          240
---------------------------------     ----------------------   ----------------------   ----------------------
Total Investment Securities           $  31,622    $  31,761   $  22,292    $  22,640   $  16,858    $  16,481
---------------------------------     ----------------------   ----------------------   ----------------------
                                      ----------------------   ----------------------   ----------------------

LOANS

     The Bank uses its funds primarily to support its lending activities within its defined market area. Direct loans are originated at each of the Bank's branch offices and by real estate and agricultural specialists who may cover the Bank's entire service area. The following table represents a breakdown of the Bank's loan portfolio in both dollars outstanding as well as a percentage of total loans for the years ended December 31, 1996, 1995, 1994, 1993, and 1992, respectively.



(In thousands)                          1996                  1995                 1994              1993               1992
------------------------------  -------------------   -------------------   -----------------   ---------------   ---------------

Commercial                      $ 10,535      11.2%   $ 10,594      12.9%   $ 11,067    14.8%   $ 9,101   15.3%   $ 9,779   22.8%
Commercial real estate             8,959       9.6%     10,035      12.2%      7,842    10.5%     8,106   13.6%     7,986   18.6%
Real estate construction           5,824       6.2%      5,602       6.8%      5,619     7.5%     6,254   10.5%     2,005    4.7%
Real estate mortgage              31,456      33.6%     26,624      32.5%     25,867    34.6%    20,975   35.3%    11,840   27.6%
Installment                       36,916      39.4%     29,163      35.6%     24,408    32.6%    15,075   25.3%    11,332   26.3%
------------------------------  -------------------   -------------------   -----------------   ---------------   ---------------
Subtotal                          93,690     100.0%     82,018     100.0%     74,803   100.0%    59,511  100.0%    42,942  100.0%
------------------------------  -------------------   -------------------   -----------------   ---------------   ---------------
Less:
Unearned discount-installment     (1,110)                 (594)                 (565)              (354)
Net deferred loan fees & costs         4                   (32)                  (94)              (165)              (93)
Allowance for loan losses           (897)                 (810)                 (721)              (671)             (514)
------------------------------  -------------------   -------------------   -----------------   ---------------   ---------------
Total loans, net                $ 91,687              $ 80,582              $ 73,423            $58,321           $42,335
------------------------------  -------------------   -------------------   -----------------   ---------------   ---------------


Real estate and installment loans commonly fall into planned pricing and maturity models for routine types of credits. Commercial loans tend to be more unique and generally have pricing and/or maturity set on an individual loan basis. The following table sets forth the maturity distribution of the loan portfolio as of December 31, 1996.

                              AFTER ONE
(In thousands)     WITHIN     BUT WITHIN       AFTER
                  ONE YEAR    FIVE YEARS     FIVE YEARS       TOTAL
--------------    --------    ----------     ----------     ----------
Loans:
Commercial        $  5,786    $    3,784     $      965     $  10,535
Real estate          8,294        14,310         23,635        46,239
Installment          6,215        22,143          8,558        36,916
--------------    --------    ----------     ----------     ----------
Total             $ 20,295    $   40,237     $   33,158     $  93,690
--------------    --------    ----------     ----------     ----------
                  --------    ----------     ----------     ----------

     Commercial and commercial real estate loans comprised approximately 20% of the Bank's loan portfolio at December 31, 1996, compared to 25% at December 31, 1995. These loans are generally made to small and mid-size businesses and professionals. Commercial loans are diversified as to industries and types of business, with no material industry or specific borrower concentrations. Most of these loans have floating rates with the majority tied to the national Prime Rate. The primary source of repayment on most commercial loans is cash flow from primary business operations. Collateral in the form of real estate, cash, accounts receivable, inventory, equipment or other financial instruments is often obtained as a secondary source of repayment.

     Real estate construction and real estate mortgage loans comprised approximately 40% of the Bank's loan portfolio at December 31, 1996, compared to just over 39% at December 31, 1995. Real estate construction loans are primarily made for the construction of single family residential housing. These loans are secured by deeds of trust on the primary property. Real estate mortgage loans include single family and multi-family residential loans, farm and ranch properties, as well as some non-residential properties. Real estate mortgage loans are secured by first deeds of trust and may either have fixed or adjustable interest rates.

     Installment loans comprised approximately 40% of the Bank's loan portfolio at December 31, 1996, compared to approximately 36% at December 31, 1995. This category includes traditional consumer loans (vehicles, credit cards, lines of credit) and may be secured by title to various types of collateral or be unsecured. Loans made by the Bank's Dealer Center are included in this category.

CREDIT RISK ELEMENTS

     The Bank assesses and manages credit risk on an ongoing basis through formal lending policies, stringent approval and credit review processes, and extensive internal monitoring. Additionally, the Bank contracts with an outside loan review consultant to periodically review the existing loan portfolio. Management believes its ability to identify and assess risk and return characteristics of the Bank's loan portfolio is critical for profitability and growth. Management strives to continue the historically low level of credit losses by continuing its emphasis on credit quality in the loan approval
process, active credit administration and regular monitoring.   With this in
mind, management has designed and implemented a comprehensive loan review and grading system that functions to continually assess the credit risk inherent in the loan portfolio. Additionally, management believes its ability to manage portfolio credit risk is enhanced by the knowledge of the Bank's service area possessed by its lending personnel and Board of Directors.

     The Bank's policy is to cease accruing interest when a loan becomes 90 days past due as to principal or interest, when the full, timely collection of interest and principal becomes uncertain; or when a portion of the principal balance has been charged off, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, the accrued and uncollected interest receivable is reversed and the loan is accounted for on the cash method thereafter, until qualifying for return to accrual status. Generally, a loan may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan agreement or when the loan is both well secured and in process of collection. At December 31, 1996 the Bank did not have any loans past due 90 days or more that were not transferred to a nonaccrual status. The following table summarizes the nonaccrual loans as of December 31, 1996, 1995, 1994, and 1993, respectively:

                        1996          1995           1994           1993
                    ----------     ----------     ----------     ----------

Nonaccrual loans    $  123,000     $  136,000     $  258,000     $ 822,000
-----------------   ----------     ----------     ----------     ----------

Interest foregone     $  4,200       $  3,600       $  4,000     $  26,000
-----------------   ----------     ----------     ----------     ----------


     Loans delinquent over thirty days averaged 2.0% in 1996, 1.6% in 1995, 2.2% in 1994, 1.9% in 1993, and 1.1% in 1992. Increased focus on collections during the last two months of the year helped achieve a delinquency percentage of 1.2% as of December 31, 1996. The Bank's level of delinquent loans has consistently been below industry averages. Statewide, loan delinquencies have ranged between 3% and 5.5% during these same periods.

     Management is not aware of any potential problem loans, which were accruing interest and current at December 31, 1996, where serious doubt exists as to the ability of the borrower to comply with present repayment terms. Aside from local and statewide economic conditions that affect all of the Bank's borrowers, management does not believe there is any concentration of loans exceeding 10% of total loans to borrowers engaged in similar activities which could be similarly impacted by changes in the economy.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses reflects management's judgment as to the level which is considered adequate to absorb potential losses inherent in the loan portfolio. This allowance is increased by provisions charged to expense and reduced by loan charge-offs, net of recoveries. Management determines an appropriate provision based on information currently available to analyze credit loss potential, including: (1) composition of the loan portfolio and its growth in the period, (2) a comprehensive grading and review of new and existing loans outstanding, (3) past charge-off experience, and (4) current economic conditions, as well as recent changes and trends.

     The allowance for loan losses totaled $896,733, or .96% of gross loans as of December 31, 1996, compared to $809,608, or .99% as of December 31, 1995.
The provision for loan losses was $570,000 for the year ended December 31, 1996, compared to $330,000 and $180,000 in the previous two years. Based on information currently available to analyze loan loss potential, management believes the existing allowance for loan losses is adequate. The following table presents the activity within the allowance for loan losses for the years ended December 31, 1996, 1995, 1994, 1993, and 1992, respectively.



(In thousands)                  1996      1995      1994      1993       1992
----------------------------   ------    ------    ------    ------     -------
Balance, beginning of year     $  810    $  721    $  671    $  515     $  508
Provision charged to expense      570       330       180       183        125
----------------------------   ------    ------    ------    ------     ------
CHARGE-OFFS:
  Commercial                     (131)      (87)                 (1)       (65)
  Real estate                                         (75)
  Installment                    (407)     (163)      (62)      (27)       (53)
                               ------    ------    ------    ------     ------
Total Charge-offs                (538)     (250)     (137)      (28)      (118)
----------------------------   ------    ------    ------    ------     ------
RECOVERIES:
  Commercial                       16                             1
  Installment                      39         9         7
                               ------    ------    ------    ------     ------
Total Recoveries                   55         9         7        1
----------------------------   ------    ------    ------    ------     ------

Net Charge-offs                  (483)     (241)     (130)      (27)      (118)
----------------------------   ------    ------    ------    ------     ------

Balance, end of year           $  897    $  810    $  721    $  671     $  515
----------------------------   ------    ------    ------    ------     ------
                               ------    ------    ------    ------     ------

     The following table represents the allocation of the allowance for loan losses for the years ended December 31, 1996, 1995, 1994, 1993, and 1992, respectively.



(In thousands)                1996                    1995                  1994                1993                1992
--------------------   ------------------      -------------------    ------------------  ------------------  ------------------
                                  Percent                Percent                 Percent             Percent             Percent
                        Amount   of Total      Amount   of Total      Amount    of Total  Amount    of Total  Amount    of Total
--------------------   ------------------      -------------------    ------------------  ------------------  ------------------
Commercial             $   119     13.3%       $  170     21.0%       $   183     25.4%   $   289     43.1%   $     67    13.0%
Real Estate                147     16.4%          189     23.3%           226     31.3%       216     32.2%        263    51.1%
Installment                631     70.3%          451     55.7%           312     43.3%       166     24.7%        185    35.9%
--------------------   ------------------      -------------------    ------------------  -----------------   ------------------
Total Allowance        $   897    100.0%       $  810    100.0%       $   721    100.0%   $   671    100.0%   $    515   100.0%
--------------------   ------------------      -------------------    ------------------  -----------------   ------------------
                       ------------------      -------------------    ------------------  -----------------   ------------------

DEPOSITS

     Deposits represent the Bank's primary source of funds to support its various lending and investment activities. Virtually all of the Bank's deposits are from individuals and businesses within the Bank's service area. The Bank's deposit mix has traditionally seen approximately 80% held in interest-bearing accounts and 20% in non-interest bearing accounts. Total deposits equaled $121,602,706 at year-end, representing an increase of $8,015,979 or 7.1% from the 1995 year-end figure of $113,586,727. Growth in total deposits was most significant in time deposits less than $100,000--up $7.7 million from the previous year--and non-interest bearing demand deposits--up $2 million from the previous year. The following table represents the composition of the deposit mix at December 31, 1996, 1995, 1994, 1993, and 1992, respectively.



(In thousands)                     1996                  1995                 1994                 1993                1992
----------------------     -------------------    ------------------   ------------------   ------------------  ------------------
                             Amount    Percent      Amount   Percent     Amount   Percent     Amount   Percent    Amount   Percent
----------------------     -------------------    ------------------   ------------------   ------------------  ------------------
NONINTEREST-BEARING:
Demand                     $  22,939    18.9%     $  20,921   18.4%    $  18,801   19.9%    $  15,182   19.2%   $   9,697   14.8%

INTEREST-BEARING:
Savings                       10,046     8.3%         9,589    8.4%        9,158    9.7%        8,676   11.0%       8,359   12.8%
Money market                  24,575    20.2%        25,953   22.9%       25,939   27.3%       33,024   41.9%      21,995   33.7%
NOW accounts                   7,855     6.5%         8,938    7.9%        6,680    7.1%        6,711    8.5%       7,616   11.7%
Time, $100,000 or more        10,499     8.6%        10,206    9.0%        6,398    6.8%        3,485    4.4%       3,785    5.8%
Other time                    45,689    37.5%        37,980   33.4%       27,670   29.2%       11,848   15.0%      13,882   21.2%
----------------------     -------------------    ------------------   ------------------   ------------------  -----------------
Total interest-bearing
  deposits                    98,664    81.1%        92,666   81.6%       75,845   80.1%       63,744   80.8%      55,637   85.1%
----------------------     -------------------    ------------------   ------------------   ------------------  -----------------
Total deposits             $ 121,603   100.0%     $ 113,587  100.0%    $  94,646  100.0%    $  78,926  100.0%   $  65,334  100.0%
----------------------     -------------------    ------------------   ------------------   ------------------  -----------------
                           -------------------    ------------------   ------------------   ------------------  -----------------


     Jumbo time deposits include all time deposits of $100,000 or more. Due to the size of these individual and aggregate deposits, relatively small changes in volume can have a more significant affect on the size of the entire deposit portfolio than other categories. The following table represents the maturities of time deposits of $100,000 or more at December 31, 1996.

                               THREE     OVER THREE     OVER
                               MONTHS      THROUGH     TWELVE
(In thousands)                OR LESS   TWELVE MONTHS  MONTHS      TOTAL
---------------------------   --------  -------------  ------    ---------
Maturities of time deposits
  of $100,000 or more         $  3,968     $  5,906    $  625    $  10,499
---------------------------   --------  -------------  ------    ---------
                              --------  -------------  ------    ---------


NON-INTEREST INCOME

     Non-interest income consists of service charges on deposit accounts, other fees and charges collected by the Bank for both deposit accounts and loans, gain on sale of loans and fee income generated by the Bank's Merchant Bankcard department. Non-interest income increased by 4.8% in 1996, by 7.3% in 1995 and by 19.7% during 1994. Non-interest income generated by the Merchant Bankcard department contributed 66% of total non-interest income during 1996.

     In 1991, the Bank contracted with CardService International, Inc. (CSI) for the solicitation on behalf of the Bank of merchants who accept credit cards as payment for goods and services. As a result, the Bank has obtained electronic credit card draft processing relationships with approximately 25,000 merchants on a nationwide basis. The bank also entered into an agreement with First Data Resources, Inc. (FDRI) for the processing of merchant credit card transactions. Fee income to the Bank after payment of obligations to CSI and FDRI totaled, $1,229,003 in 1996, $1,185,210 in 1995 and $1,147,454 in 1994.

     Deposit account service charges, loan servicing fees, gain on sale of loans and other income contributed 34% of non-interest income. Service charges and other income increased 16.8% and 7.6%, respectively, in 1996 compared to 1995, and increased 22.5% and 23.8%, respectively, in 1995 compared to 1994.
Decreases in the growth rate of this income are attributed to decreases in the growth rate of total deposits in these periods.

     The combined gain on sale of loans and servicing fees on loans sold decreased by 20.1% in 1996, 4.2% in 1995 and 41.6% in 1994 The decreases are due primarily to reductions in the volume of loan sales and related servicing income on loans sold.

NON-INTEREST EXPENSE

     Non-interest expense consists of salaries and related benefits, occupancy and equipment expense and other expenses. These expenses increased by 5.0% in 1996, 23.0% in 1995 and 33.8% in 1994. Increases in salary expense during the past three years are attributable to the hiring of additional administrative and branch personnel due to the significant growth recorded by the Bank during those periods. Salary expense increased 4.8%, 25.3% and 46.4% in 1996, 1995 and 1994, respectively. SFAS 91 requires the Bank to defer loan origination costs (salary related benefits) associated with the origination of loans, resulting in recording salary expense at an amount less than that actually paid by the Bank. The difference amounted to $165,000, $71,000 and $185,000 in 1996, 1995 and
1994, respectively.

     The combined occupancy and other expenses increased by 5.2% in 1996, 20.8% in 1995 and 23.9% in 1994. Of significant note in the other expense category, deposit insurance assessments decreased 84% during 1996. In 1995, the FDIC exceeded the required reserve requirements for the deposit insurance fund and lowered assessments based on a bank's capitalization. The Bank continues to be classified as a "well capitalized bank" which qualifies it for the lowest possible assessment. During 1996 the Bank paid FDIC deposit insurance assessments in the amount of $2,000; for 1995 the assessment was $105,489 and for 1994 it was $178,998. Expenses attributed to the bid to acquire the two new branches, change the Bank's name and enter into the leasing company partnership contributed to an increase in professional fees of $77,682, or 48.6%, over the previous year.

LIQUIDITY

     Liquidity management refers to the Bank's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its customers. Both assets and liabilities contribute to the Bank's liquidity position. Sources of funds adding to a bank's liquidity include: increases in deposits, loan repayments, sale or maturity of investments, increases in income, and any other areas that result in additional cash assets. Uses of funds that decrease liquidity include: increases in loans and draws against lines of credit, withdrawals from deposit accounts or decreases in total deposits, purchases (including investments and fixed assets), expenses (including interest and operating expenses), and any other areas that result in using up cash assets.

     One of the most common measurements of liquidity for banks is the ratio of net loans to deposits. A ratio of 85% or lower is generally considered to be an indication of sufficient liquidity. This ratio for the Bank was 76.1% as of December 31, 1996, compared to 71.7% at December 31, 1995, and 78.3% at December 31, 1994. Management monitors the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions, pending new loan fundings and individual customer needs. The Bank's liquidity is further managed by structuring the investment securities portfolio with individual maturities designed to meet anticipated future liquidity needs. Additionally, the Bank's borrowing arrangement with a correspondent bank and the availability of a Federal Funds line of credit adds to the Bank's ability to increase its liquidity. Finally, residential real estate loans are documented in such a manner that the Bank will be able to sell them in the secondary market if needed to provide an additional source of liquidity.

CAPITAL

     Tehama Bank maintains a strong capital position to take advantage of business opportunities while ensuring that it has the resources necessary to absorb the risks inherent in the industry. The Bank has historically been able to sustain its growth in capital through retention of earnings.

     The Federal Reserve Board, jointly with other Federal Regulatory Agencies, has issued capital adequacy requirements applicable to the Bank based upon asset risk and minimum leverage. A minimum ratio of 8% of qualifying total capital to total risk-adjusted assets is required for banking organizations in the United States. On December 31, 1996 the Bank's risk-based capital was 17.7% and on December 31, 1995 this ratio was 16.4%. Both figures are well above the minimum regulatory requirements.

     Additionally, on December 19, 1992 minimum capital requirements for "well-capitalized" banks were defined under the Federal Deposit Insurance Corporation Improvement Act. The Act defined a bank as well capitalized if the leverage ratio (ratio of tier 1 capital to total assets), Tier 1 risk-based capital ratio and total risk-based capital ratio exceed 5.0%, 6.0% and 10.0% respectively. At December 31, 1996 the Bank meets the definition of a well-capitalized institution with a leverage ratio of 11.5%, a Tier 1 risk-based capital ratio of 16.8% and a total risk-based capital ratio of 17.7%.

                     MARKET FOR THE BANK'S COMMON STOCK

     There is limited trading in shares of the Common Stock of the Bank, which is not listed on any exchange or quoted on any automated quotations system. There were approximately 984 shareholders of record as of March 1, 1997.

     The following table summarizes those trades of which the Bank has knowledge, setting forth the approximate high and low bid prices for the period indicated. The Bank has not paid a cash dividend but paid a 10% stock dividend on May 2, 1994, a 2 for 1 stock split on September 30, 1994, a 10% stock dividend on May 1, 1995, and a 10% stock dividend on May 1, 1996.


                        Price of
                    Common Stock (1) Estimated
Calendar            ----------------  Trading    Dividends Paid Dividends
Quarter Ending        Low      High   Volumein   Common Stock   Paid in Cash (2)

March 31,1995        $12.00   $13.00   12,006         -0-             -0-
June 30, 1995        $12.63   $13.00    8,184       130,833         $  2,961
September 30, 1995   $13.00   $14.75   12,245         -0-             -0-
December 31, 1995    $13.50   $14.25   23,962         -0-             -0-
March 31,1996        $13.00   $13.75   23,265         -0-             -0-
June 30, 1996        $10.25   $11.88  137,200       144,851         $  2,851
September 30, 1996   $10.75   $11.50   28,800         -0-             -0-
December 31, 1996    $10.63   $12.25   56,500         -0-             -0-




(1) As estimated by the Bank based upon trades of which it was aware, and not including purchases of stock pursuant to the exercise of stock options. The Bank is not aware of the prices of some of the trades included in the Estimated Trading Volume column, above. Information regarding trades during 1995 and 1996 was derived from Hoefer & Arnett, Incorporated and there may have been trades of which the Bank is unaware.

(2) Represents cash paid in lieu of issuance of fractional shares in connection with payment of stock dividends.

                             SELECTED FINANCIAL DATA


     The following table sets forth selected financial data as of December 31, 1996, 1995, 1994, 1993, and 1992, respectively:



                                 1996           1995           1994           1993         1992
                                 ----           ----           ----           ----         ----

Interest Income            $  10,273,963  $   9,423,881  $   6,946,120   $  5,813,216  $  5,252,857
Interest expense               4,356,668      3,878,670      2,519,458      2,292,594     2,323,730
Provision for loan losses        570,000        330,000        180,000        182,500       125,000
Other income                   1,859,822      1,775,136      1,654,902      1,382,333     1,005,731
Other expense                  4,308,656      4,102,668      3,335,126      2,491,868     2,120,256
Net income                     1,939,461      1,848,679      1,675,738      1,520,587     1,131,802

Earnings per share         $        1.18  $        1.12  $        1.08   $       1.00  $       0.76

Total assets               $ 138,122,246  $ 127,826,459  $ 106,390,229   $ 88,690,899  $ 72,961,526
Total deposits               121,602,706    113,586,727     94,645,804     78,925,683    65,333,842
Total equity                  15,113,176     13,085,863     10,758,016      8,862,173     6,927,580


     The following table discloses the return on assets, the return on equity, and the percentage of equity to assets for the last three calendar years:


                    1996      1995      1994
                    ----      ----      ----

Return on assets    1.54%     1.66%     1.79%
Return on Equity    14.63%    16.70%    18.10%
Equity to assets    10.56%    10.26%    10.10%


(1)  Calculations include the allowance for loan losses

                              TEHAMA BANK OFFICERS

ADMINISTRATION

William P. Ellison, President and Chief Executive Officer
W. Steven Gilman, Senior Vice President and Chief Operating Officer Frank S. Onions, Senior Vice President and Chief Financial Officer David L. Roberts, Senior Vice President and Chief Credit Officer Helen M. McIntosh, Vice President / Operations
William M. Jenkins, Vice President / Assistant Cashier
Garry R. Prosperi, Assistant Vice President / Compliance Officer Juanita M. Rajanen, Assistant Vice President / Project Manager

RED BLUFF BRANCH

Richard E. Mehling, Vice President / Manager
Linda J. Vaughan, Vice President / Assistant Manager
Emery F. LeBaudour, Vice President / Loan Officer
Daryl L. Kumler, Loan Officer
Marie L. Morrison, Operations Officer

LOS MOLINOS BRANCH

Claudia Martin, Assistant Vice President / Manager

CHICO BRANCH

Jolene D. Dietle, Vice President / Manager
Roger A. Hart, Assistant Vice President / Loan Officer
K. Linda Puckett, Operations Officer

ORLAND BRANCH

Sylvia C. Lopez, Assistant Vice President / Manager

WILLOWS BRANCH

Geraldine M. Rainbolt, Assistant Vice President / Manager

REDDING LOAN PRODUCTION OFFICE

Stan R. Patterson, Real Estate Loans
Daryl F. Sutterfield, Vice President / SBA Loans

DEALER CENTER

William M. Odle, Vice President / Manager

MERCHANT BANKCARD

K. Kay Webb, Assistant Vice President / Manager

OPERATIONS CENTER

Kristy M. Weir, Operations Supervisor

LOAN CENTER
Michael P. Zepponi, Vice President / Agri-Business
Pat Y. Serna, Loan Officer
Lisa A. Frech, Loan Review Officer
T. Nadene Finn, Mortgage Loan Underwriter
Robin R. Williams, Note Department Supervisor

                                  TEHAMA  BANK
                                    DIRECTORS





     HENRY C. ARNEST, III                    ORVILLE K. JACOBS
     Vice President                          Real Estate Developer
     Northwest Carbon

     LOUIS J. BOSETTI                        GARY C. KATZ
     Educational Consultant                  Radio Station Operator


     DANIEL B. CARGILE                       JOHN W. KOEBERER
     Business Development                    Chairman of the Board
                                             Resort/Park Concessionaire

     HARRY DUDLEY                            RAYMOND C. LIEBERENZ
     Construction                            Secretary to the Board
                                             Real Estate Broker

     WILLIAM P. ELLISON                      GARY L. NAPIER
     President & CEO                         Vice Chairman
     Tehama Bank                             Insurance Broker


     GARRY D. FISH                           GENE PENNE
     Optometrist                             Owner, Bowling Recreation Centers


     MAX FROOME                              TERRANCE A. RUST
     Real Estate/Investments                 Oral Surgeon

                            SHAREHOLDER INFORMATION:



                              STOCK TRANSFER AGENT:


U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA.  91204-2991
(800)  835-8778




                           SALES & PURCHASES OF STOCK:



Hoefer & Arnett, Inc.
Marc Arnett
353 Sacramento Street, 10th Floor
San Francisco,  CA  94111
(800)  346-5544



Paine Webber                       Dean Witter Reynolds, Inc.
James E. Hennis                    James L. Horton
1051 Mangrove Avenue               2150 Main Street
Chico,  CA  95926                  Red Bluff,  CA  96080
(800)  472-3867                    (916)  527-1484



Sutro & Co.                        Van Kasper & Company
Troy Norlander                     L. Jack Block
P.O. Box 1688                      600 California Street,  Suite 1700
Big Bear Lake,  CA  92315          San Francisco,  CA  94108
(800)  288-2811                    (800)  652-1747